

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2025

Brent M. Giles
Chief Executive Officer
Hawthorn Bancshares, Inc.
132 East High Street, Box 688
Jefferson City, MO 65102

      Re: Hawthorn Bancshares, Inc.
           Registration Statement on Form S-3
           Filed June 24, 2025
           File No. 333-288274

Dear Brent M. Giles:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Scott Gootee , Esq.